September 10, 2010
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	CA, Inc. Form 10-K for the Fiscal Year Ended March 31, 2010 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 001-09247
Dear Ms. Jacobs:
          We are writing in response to the Staff’s comment letter dated August 26, 2010 relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 of CA, Inc. (the “Company”).
          To facilitate the Staff’s review, we have included in this letter the captions and comments from the Staff’s comment letter and have placed our responses immediately following the pertinent comment.
Form 10-K for the fiscal year ended March 31, 2010
Part III (incorporated by reference to definitive proxy statement filed June 6, 2010)
General
1.	We refer to prior comment 1. Please confirm that future filings will contain a section titled “Compensation Committee Interlocks and Insider Participation,” and will include all of the information required in answer to Item 407(e)(4) of Regulation S-K.
Company Response:
          We confirm that future filings will contain a section titled “Compensation Committee Interlocks and Insider Participation” as required by Item 407 of Regulation S-K and will include all of the information required in answer to Item 407(e)(4) of Regulation S-K.
* * *
Executive Compensation
Compensation Discussion and Analysis

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Relationship of Actual Performance to Payouts for Performance-Based Compensation for Performance Cycles Ending in Fiscal Year 2010, page 35
2.	We note your response to prior comment 3 and that you have not disclosed the target performance goals for incentive compensation with performance cycles that have not yet been completed; however, we are unable to concur with your position that these goals may be excluded in reliance on Instruction 4 because your analysis does not provide a specific explanation of how the disclosure of the goals reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific information about your future operations and strategy from the disclosure of your goals to cause you competitive harm. Please advise.
Company Response:
          We believe that disclosure of the target performance goals for incentive compensation awards with performance cycles that have not been completed would reasonably threaten the Company with competitive harm1 because that disclosure would provide specific confidential information for a three-year performance cycle that is still ongoing that could be used by competitors, as discussed below, to model components of the Company’s strategy and operating plans with a degree of precision that they would have been unable to achieve without the information.
          The performance goals for awards with incomplete performance cycles in fiscal year 2010 were the following:
Fiscal Year 2009-2011 three-year performance shares
•	Revenue: Average three-year total revenue growth in constant currency percentage as reported in the Company’s fiscal year 2011 Form 10-K

•	Cash Flow from Operations: Average three-year adjusted cash flow from operations growth, as reported in the Company’s fiscal year 2011 supplemental financial information package
Fiscal Year 2010-2012 three-year performance shares
•	Revenue: Total revenue as reported in the Company’s fiscal year 2012 Form 10-K

•	Operating Income: Income from continuing operations before interest and income taxes, as reported in the Company’s fiscal year 2012 Form 10-K, plus non-GAAP operating adjustments, including but not limited to, purchased software amortization, intangibles amortization, acquired in-process research and development, and hedging gains, net

•	Cash Flow from Operations: Net Cash provided by continuing operating activities, as reported in the Company’s fiscal year 2012 Form 10-K, plus restructuring and other payments for the fiscal year

[1]	See Gulf & Western Indus. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (finding that, to establish an exemption, a company need not show that competitive harm is a certainty but rather only that there is a likelihood that competitive harm may occur).

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          The Company’s Compensation and Human Resources Committee formulated the targets for these performance goals based in substantial part on the Company’s then-current expectations of its performance during the pertinent performance cycles. The Company’s expectations were based on its strategy and its confidential operating plan, incorporating the Company’s objectives and priorities with respect to its products and services offerings, pricing, renewal timetables, investments, acquisitions and divestitures, expense controls and talent recruitment.
          The computer software and services industry in which the Company does business is highly competitive and is becoming increasingly competitive every day, especially as companies in the industry seek to develop and acquire technologies and gain market share (note the recent intense, high-profile competition among Dell Inc., Hewlett-Packard Company and Oracle Corporation). Analytic modeling, specifically scenario analysis, is a tool widely used by technology sector companies to model competitors’ strategies in order to compete more effectively.
          Disclosure of specific performance goal targets for the incomplete performance cycles would provide more precise data that would substantially improve the efficacy of our competitors’ models, especially when combined with other publicly available information regarding the Company. This would be especially true as each year of the performance cycle elapses and the target performance goals for the next overlapping performance cycle are revealed.
          The following are some specific examples of confidential information and strategic plans that our competitors could discern from disclosure of pre-determined target performance goals, likely resulting in substantial competitive harm. In each case, competitors could utilize the modeled information to disrupt the Company’s successful implementation of its strategy and operating plan:
•	Revenue/operating income targets can lead to more precise acquisition assumptions: If target revenue growth were to show an increase above the Company’s historical organic growth rate, and operating income were to show a decrease, competitors could model that the Company is planning a significant acquisition. When evaluated in conjunction with other forward-looking information that the Company releases from time to time, such as the Company’s long-term growth strategy and its announcements of completed acquisitions in certain areas, competitors might be able to reasonably deduce a list of the Company’s likely potential acquisition targets in various strategic areas, as well as the potential timing of acquisitions. Competitors could then disrupt the Company’s acquisition process with respect to one or more particular targets by: making a competing offer (whether successful or not); attempting to interact with the acquisition target’s customers, suppliers and partners; increasing its new product development in a strategic area identified by the Company; attempting to recruit the target’s employees, etc., all of which could adversely affect the economics of the acquisition.

•	Revenue/operating income targets can lead to more precise divestiture assumptions: If target revenue growth and operating income reflect a decline, competitors could model a possible divestiture and attempt to gain market share or disrupt the potential sale.

September 10, 2010

•	Operating income/revenue targets can lead to cost-reduction program assumptions: If target operating income were to show an increase above the historical trend, and revenue were to remain flat or consistent with historical trends, a competitor could model an aggressive cost-reduction strategy by the Company. A competitor could react by suggesting to our customers that we are reducing our investment in product development or customer support or by commencing or intensifying its own cost-reduction efforts or by timing those efforts in order to compete more effectively.

•	Revenue/cash flow targets can lead to more precise license agreement assumptions: Disclosure of the revenue and cash flow targets could provide competitors with significant information regarding the Company’s expectation of its license agreement renewals, comprising a substantial portion of the Company’s business, and its new license transactions, providing competitors with information to disrupt the Company’s contract negotiation process, especially with large managed service provider contracts.

•	Revenue/cash flow targets can lead to more precise revenue recognition assumptions: A significant increase or decrease in revenue targets could indicate a change in the way the Company recognizes revenue. The Company currently recognizes the majority of its revenue on a ratable model of the life of its license agreements. Any material changes without a corresponding change in cash flow could indicate a change in the revenue recognition model, which could foreshadow a change in our go-to-market strategy, for example, to Software-as-a-Service or to perpetual licenses sold through a partner. With this information, competitors could adjust their go-to-market strategies to react to our changed strategy sooner than they could if the information were not made available.

•	Revenue/operating income targets can lead to more precise pricing assumptions: Lower revenue and operating income targets could indicate pricing pressures and provide the competition with potential areas to focus on to target our existing customers based on pricing. Because the software licensing business involves significant upfront costs, with considerable operating profit being derived from a trailing maintenance stream, competitors could use the disclosed targets to discern the Company’s future maintenance increases, for example by comparing our historical internal targets with previous negotiating positions, and use that information in the competitor’s own maintenance negotiations or to position or price their products with our customers as potential competitive replacements.
          In addition, our business is in a highly competitive market for talented senior executives. Disclosure of the specific targets could provide competitors with useful information in recruiting the Company’s employees. For example, if competitors model potential cost-reductions through layoffs, based on our disclosure of particular operating income and revenue targets, they may be able to use the information to signal potential cost-reduction actions before they are announced and to recruit the Company’s employees or dissuade potential employees from joining the Company.
          Moreover, our chief competitors generally do not disclose comparative information about future performance periods. Therefore, we would be further competitively disadvantaged to the extent that our competitors could use such information to draw

September 10, 2010

conclusions about our strategy and operating plans without our ability to draw similar conclusions about the strategy and operating plans of our competitors.
          Even if we did generally have access to our competitors’ performance targets for future performance periods, we may be competitively disadvantaged to the extent that our competitors operate in multiple markets beyond the software space. Competitors that operate in multiple markets, such as those competitors engaged in the production of computer and office equipment in addition to offering software and services (e.g., International Business Machines Corporation, Hewlett-Packard Company, Microsoft Corporation and Oracle Corporation), may have performance targets that are not specific to our market. Therefore, even if we had knowledge of future performance targets of those competitors, it would not provide the same level of information to us about their market strategy and operating plans specific to our market space.
          We believe that these examples demonstrate the significant competitive harm that would reasonably be expected to result from the disclosure of the Company’s long-term incentive plan target performance goals.
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Form 10-Q for the quarterly period ended June 30, 2010
Management’s Discussion and Analysis of Financial Condition and Result of Operations
Results of Operations
Subscription and Maintenance Bookings, page 27
3.	You indicate in your discussion of the change in subscription and maintenance bookings that new product sales related to renewals were lower during the quarter, while also indicating in your discussion of the change in the weighted average subscription and maintenance duration in years that you had a higher percentage of new product transactions. Tell us what consideration you gave to disclosing the amount of new product bookings associated with renewals as compared to stand-alone transactions. In addition, tell us what consideration you gave to discussing and analyzing any reasonably likely material impact on your liquidity, capital resources and/or results of operations of any known trends, events or uncertainties. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Company Response:
          As disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the 10-Q), our subscription and maintenance bookings in the quarter ended June 30, 2010 decreased significantly from the year ago period. We identified the material driver of this decrease as being a lower level of scheduled contract renewals in the quarter ended June 30, 2010. We then provided additional disclosure about the consequences of having a lower renewal portfolio. We specifically noted that lower scheduled license agreement renewals generally would lead to lower renewal subscription and maintenance bookings. We also pointed out that this would generally lead to lower new product

September 10, 2010

subscription and maintenance bookings since scheduled renewals represent an important opportunity to sell new products. Thus, we were not pointing to lower new sales executed in connection with a renewal as a material driver of our subscription and maintenance bookings in the quarter ended June 30, 2010; rather, we were pointing to these lower new sales in connection with a scheduled renewal in an effort to be more transparent about the consequences of the lower scheduled renewal portfolio in the quarter.
          Additionally, we have historically provided disclosure about weighted average subscription and maintenance duration in years (“Weighted Average Duration”) to provide additional context about our subscription and maintenance bookings performance. We cited the lower scheduled contract renewals as a driver of the decrease in Weighted Average Duration in the quarter ended June 30, 2010. We also cited the higher percentage of new product subscription and maintenance bookings attributable to transactions executed outside of a renewal as a driver of the decrease in Weighted Average Duration as generally, such transactions are for a shorter duration than renewals of existing contracts. Thus, for the quarter ended June 30, 2010, we were only pointing to the increased percentage of new product transactions executed outside of a renewal (within subscription and maintenance bookings) as a driver of the decrease in Weighted Average Duration, not as a material driver of our subscription and maintenance bookings. Additionally, this percentage primarily increased because the lower scheduled renewals and the corresponding significant decrease in total subscription and maintenance bookings from the year-ago quarter caused the level of sales of new products executed outside of a renewal to represent a higher percentage of this lower amount of total subscription and maintenance bookings.
          We also did not believe that disclosing the amount of new product subscription and maintenance bookings associated with renewals as compared to stand alone transactions (new product subscription and maintenance bookings attributable to contracts executed outside of a renewal) would be meaningful to understanding our subscription and maintenance bookings performance in the quarter ended June 30, 2010. There has not been a material change in the portion of subscription and maintenance bookings made up of new product bookings associated with renewals; and while the portion of subscription and maintenance bookings attributable to new product stand-alone transactions (new product subscription and maintenance bookings attributable to contracts executed outside of a renewal) did increase, the amount of that increase was not material to total subscription and maintenance bookings.
          Additionally, disclosing these amounts would have added no meaningful understanding of how these components of subscription and maintenance bookings contributed to revenue in the quarter. The revenue attributed to both of these components, like all subscription and maintenance bookings, will be recognized ratably over the course of the underlying license agreements.
          As a result, the amount of new product subscription and maintenance bookings associated with renewals as compared to stand-alone transactions (new product subscription and maintenance bookings attributable to contracts executed outside of a renewal) did not exhibit any known material trends and had no material effect on our liquidity, capital resources or results of operations for the quarter ended June 30, 2010. Additionally, as set out in detail below, our statements on page 25 of our 10-Q disclosed that subscription and maintenance bookings do not necessarily affect current period revenue or cash receipts. We disclosed that: “The renewal portfolio is weighted more

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heavily towards the second half of fiscal 2011. Thus, we would expect higher levels of bookings in the second half of fiscal 2011 as compared with the first half of fiscal 2011. Currently, we expect total fiscal 2011 renewals to be slightly lower than total fiscal 2010 renewals.” This was a trend in our renewals that we believe was meaningful to understanding our subscription and maintenance bookings performance and as a result, we disclosed this in the 10-Q.
          Additionally, we believed our disclosure about subscription and maintenance bookings adequately disclosed material aspects of such performance for the quarter ended June 30, 2010. In the “Subscription and Maintenance Bookings” section on page 27 of the 10-Q, we noted the dollar amount of subscription and maintenance bookings for the quarter ended June 30, 2010 as well as for the quarter from the year ago period for comparison purposes. Given the decline from $1,086 million to $637 million, we identified the material driver of the variance as being “...lower scheduled contract renewals” during the quarter ended June 30, 2010. We further elaborated for the reader as to why lower contract renewals would lead to lower bookings as this same section of the 10-Q stated that: “Generally, quarters with smaller renewal inventories result in a lower level of bookings not only because renewal bookings will be less but because renewals remain an important selling opportunity for new products.”
          As has been our historical practice, we also provided several other data points to assist in understanding our subscription and maintenance bookings performance including the following:
(1)	The number and aggregate dollar amount of license agreements with incremental contract value over $10 million for the current quarter as compared with the year ago quarter. We historically have provided this information about our bookings performance because deals over this amount can have an effect on performance in the applicable period. For the quarter ended June 30, 2010, we disclosed that we had entered into 6 such deals with an aggregate dollar amount of $188 million while we had 13 such deals with an aggregate dollar amount of $634 million from the applicable year ago period. We believe that this significant decrease in the level of deals over $10 million does help a reader better understand the year over year decline in our subscription and maintenance bookings which partially reflects the effects of our lower renewal portfolio in the quarter.

(2)	Weighted Average Duration for the quarter ended June 30, 2010 as compared with the year ago quarter. We historically have provided this information as we believe Weighted Average Duration gives additional context to our bookings performance in a particular period. For the quarter ended June 30, 2010, we disclosed that Weighted Average Duration was 2.92 years for the current quarter while it was 4.21 years in the applicable prior year period. We also disclosed the most important factors contributing to this decrease as being: a) the lower amount of scheduled renewals and b) the fact that that we had a higher proportion of new product transactions executed outside of a renewal contributing to the mix of subscription and maintenance bookings. We further explained the impact on Weighted Average Duration of having a higher proportion of such new product transactions executed outside of a renewal as we have found that generally, such contracts “...are for a shorter duration than renewals of existing contracts.” In order to provide additional information on the decrease in Weighted Average Duration, we also disclosed that in the applicable year ago quarter, Weighted

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Average duration was affected by several large deals with longer durations including several “...with managed service providers, who traditionally extend contracts for longer than average lengths.” In summary, we believe the decrease in Weighted Average Duration (and the explanation of the factors leading to such decrease) provides a reader with additional context in which to understand the changes in our subscription and maintenance bookings year over year.
          Additionally, on page 25 of the 10-Q, we provided more disclosure about the nature of our bookings:
The license and maintenance agreements that contribute to subscription and maintenance bookings represent binding payment commitments by customers over periods that range generally from three to five years on a weighted average basis, although in certain cases customer commitments can be for longer or shorter periods. These current period bookings are often renewals of prior contracts that also had various durations, usually from three to five years. The amount of new subscription and maintenance bookings recorded in a period is affected by the volume, duration and value of contracts renewed during that period. Our subscription and maintenance bookings typically increases in each consecutive quarter during a fiscal year, with the first quarter having the least bookings and the fourth quarter having the most bookings. However, subscription and maintenance bookings may not always follow the pattern of increasing in consecutive quarters during a fiscal year, and the quarter-to-quarter differences in subscription and maintenance bookings may vary. Given the varying durations of the contracts being renewed, year-over-year comparisons of bookings are not always indicative of the overall bookings trend. We believe our revenue backlog is our best indicator of future revenue due to the high percentage of our revenue that is recognized from license agreements that are already committed and being recognized ratably.
Additionally, period-to-period changes in subscription and maintenance bookings do not necessarily correlate to changes in cash receipts. The contribution to current period revenue from subscription and maintenance bookings from any single license or maintenance agreement is relatively small, since revenue is recognized ratably over the applicable term for these agreements.
          In summary, we did not believe further disclosure of the amount of new product subscription and maintenance bookings associated with renewals as compared to stand-alone transactions (new product subscription and maintenance bookings attributable to contracts executed outside of a renewal) would enhance an investor’s understanding of our financial performance in the quarter ended June 30, 2010. We also believe that the existing disclosure in the Subscription and Maintenance Bookings section of the 10-Q disclosed the material aspects of our subscription and maintenance bookings performance for the quarter ended June 30, 2010.
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4.	You indicate that new product transactions generally are for a shorter duration than renewals of existing contracts. We also note your disclosure that you executed several large contracts with longer average lengths in the first quarter of fiscal

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2010. Describe the underlying drivers of this change (e.g., customer preference, business strategy, competitive conditions or market factors, etc.) and whether this constitutes a material change in the manner of conducting your business. Tell us what consideration you gave to discussing and analyzing any reasonably likely material impact on your liquidity, capital resources and/or results of operations of these known trends, events or uncertainties. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.
Company Response:
          The disclosures referred to were made in the context of discussing factors that led to the change in Weighted Average Duration for the quarter ended June 30, 2010 as compared with the year ago quarter. We confirm that the change in Weighted Average Duration does not reflect a material change in the manner in which we conduct our business.
          As discussed in our response to Comment 3, above, Weighted Average Duration information is provided to give additional context to our subscription and maintenance bookings performance year over year. The full disclosure of factors that affected Weighted Average Duration in the quarter ended June 30, 2010 as disclosed in the 10-Q was as follows:
This decrease [in Weighted Average Duration] was primarily attributable to the lower amount of scheduled contract renewals the first quarter of fiscal 2011 compared with the first quarter of fiscal 2010 and by a higher percentage of new product transactions that generally are for a shorter duration than renewals of existing contracts. In the first quarter of fiscal 2010 several contract extensions were executed with terms greater than four and one half years, four of which had a combined incremental contract value of approximately $465 million. Three of these four contracts were with managed service providers, who traditionally extend contracts for longer than average lengths.
          Many factors can affect negotiated terms of a license agreement including duration. The nature of a customer, the nature of the products in an agreement, our business conditions and market conditions can all affect both a customer’s and our preference for duration. While any number of these factors can affect Weighted Average Duration in a particular quarter, for the quarter ended June 30, 2010, as above, we have disclosed the relevant material factors that led to the change in our Weighted Average Duration. We continuously examine our licensing strategy in connection with our business objectives, and we may make modifications in aspects of it from time to time. During the quarter ended June 30, 2010, there were no such modifications in our licensing strategy that were material to our subscription and maintenance bookings or our Weighted Average Duration, or that were indicative of a trend that is expected to materially affect our business or financial results.
          As to the second part of the question posed, given that there were no material changes to the manner in which we conduct our licensing business, we did not feel any such disclosure would have been appropriate. To the extent there was an aspect of our subscription and maintenance bookings that we believe gave rise to any known trends or that were reasonably likely to materially affect our liquidity, capital resources or results of

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operations, we discussed such disclosure in the fifth paragraph in response to Comment 3, above.
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5.	We note that you executed several large contracts with longer than average lengths in the first quarter of fiscal 2010. Tell us what consideration you gave to this in making the assertion on page 26 of your Form 10-K for the fiscal year ended March 31, 2010 that “management does not currently expect the weighted average duration of contacts to change materially from current levels for end-user contracts.”
Company Response:
          The statement referred to in the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 was not meant to address quarterly duration comparisons. Rather, it was meant to address the duration of license agreements across our customer base. Thus, as more fully set forth below, we believe the statement in our 10-K is materially complete as written.
          Weighted Average Duration can fluctuate period to period. For example, even though Weighted Average Duration for the first quarter of fiscal 2010 was 4.21 (due primarily to the several large contracts with longer than average lengths in that quarter), the Weighted Average Duration for full year fiscal 2010 was 3.54. While we have (and will) disclose factors that affect Weighted Average Duration in a particular period, we believe the material concept to relay to an investor is that our business approach to license agreement duration has not materially changed. Again, we are continuously looking at our licensing strategy in connection with our business objectives, and we may make modifications in aspects of it from time to time. During the quarter ended June 30, 2010, there were no such modifications in our licensing strategy that were meaningful with respect to Weighted Average Duration or indicative of a trend that is expected to materially affect our business or financial results.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

September 10, 2010

If you have any questions or comments regarding this letter, please call me at 631-342-2150.

Very truly yours, CA, Inc.
/s/ C.H.R. DuPree
Senior Vice President, Corporate Governance,
and Corporate Secretary